FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 29, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for September 29, 2008 and incorporated by reference herein is the Registrant’s immediate report dated September 29, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: September 29, 2008

BLUEPHOENIX SIGNS MULTI-MILLION DOLLAR MODERNIZATION PROJECT
WITH LARGE U.S. FINANCIAL INSTITUTION

Downsizing off the Mainframe will Drive Substantial Cost Savings and Improve
Flexibility, Agility and Speed-to-Market

CARY, NC, September 29, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has signed a major new modernization project to migrate 4GL and COBOL applications to Java for one of the leading financial institutions in the United States. As part of this project, the organization will migrate from DB2 to Oracle and downsize off the mainframe (z/OS) to HP UNIX and LINUX.

The modernization project will be implemented using BluePhoenix’s 4GL conversion solution, which enables organizations to automatically migrate their legacy applications to prevailing languages and technologies.

“Modernization away from a legacy fourth generation language to a modern programming environment like Java will enable this large financial institution to safeguard and improve their systems for the future while reducing total cost of ownership,” said Yaron Tchwella, President of BluePhoenix Solutions. “We are very excited to have been chosen to execute this mission-critical project. We are pleased that BluePhoenix is increasingly selected as the preferred provider to perform these types of large scale, complex migrations.”

The customer highlighted several reasons to justify transitioning from 4GL to Java. These included the high cost of licensing of both 4GL and the mainframe it runs on; the weak roadmap for new functionality for future versions of 4GL; and the difficulty in finding 4GL resources. In addition, the customer believes that moving off the mainframe to a distributed platform will support their goals of improved business flexibility and agility.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

BluePhoenix Contact
Colleen Pence
+1210-408-0212, ext. 600
cpence@bphx.com

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com